N-SAR Item 77Q(3) Exhibit
Because the electronic format of filing Form N-SAR does not provide adequate space for responding to Items 72DD, 73A, 74U and 74V correctly, the correct answers are as follows:

Evergreen Balanced Fund

		72DD		73A		74U        	74V
		Dollar		Per Share	Shares
       	Distributions	Distributions	Outstanding	NAV

Class A	8,772,013	0.10		89,833,596	9.91
Class B	503,151	0.06		7,979,438	9.91
Class C	447,043	0.06		7,274,393	9.91
Class I	2,267,650	0.11		20,432,012	9.87